RESIN SYSTEMS INC.
14604-115A Avenue
Edmonton, Alberta, Canada
T5M 3C4

March 1, 2003

Euro-Projects (LTTC) Ltd.   C)
Shaw House
1-3 Fowke Street, Rothley
Leicestershire, England, LE7 7PJ

Attention: **Gerry Boyce**
               Nick Weatherby

Dear Sirs:

RE: **Agreement to Provide Design, Support and Consulting Services for the Manufacture of Composite Utility Poles and Light Standards**

Further to our recent discussions and meetings, and based upon the overall objective, scope and programme of work included in the Project Proposal prepared by Euro-Projects (LTTC) Ltd. ("EPL") dated December, 2002 (the "Proposal"), this document will serve as the agreement (the "Agreement") between EPL and Resin Systems Inc. together with its affiliates and subsidiaries ("RSI") for the engineering, design and development of manufacturing specifications for various products including, but not limited to, the project relating to composite utility poles and composite decorative light standards comprised of glass fiber and resin that are capable of meeting North American standards yet at a significant reduction in weight (the "Pole Project"), all according to the terms set forth below and as contained in the Proposal, as well as certain additional terms agreed to by the parties:

1.   *Collection of Pole Data and Use of Technical and Comparative Data:*

     (a)   EPL shall, with RSI's reasonable assistance, be responsible for sourcing, collecting and providing to RSI all utility pole standards, specifications and data necessary for EPL to perform its obligations under the Pole Project.

     (b)   EPL shall grant RSI an exclusive license to use, or have EPL use on RSI's behalf, all historical comparative data relating to composite utility pole and light standard design and specifications that EPL has developed, sourced or otherwise collected during other similar projects in the past. Immediately upon executing this Agreement, EPL shall deliver a copy of all data described in this Section 1(b) to RSI in a format acceptable to RSI.

2.   *Program of Work for the Pole Project:* EPL shall, with RSI's reasonable assistance, provide a complete engineering solution that meets the performance criteria acceptable to the North American market and approval authorities (the "Performance Criteria") and at weights that are a

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minimum of 40% less than existing composite poles (the "Weight Criteria"). In addition, the Pole Project shall include EPL performing the following responsibilities:

(a) Engineering, designing and computing the construction of composite utility poles and composite decorative light standards based on RSI's required parameters as provided by RSI from time to time;

(b) providing all column designs and all design data so RSI can produce protoype poles for evaluation and testing;

(c) conducting winding and testing trials at RSI's facilities to optimize "ease of production", structural design, and costs;

(d) developing and implementing a computer software program(s) to assist in the design process, including adequate training and support services;

(e) providing work method statements, training and technical support on the manufacturing of composite poles, the construction of foundation ground anchoring methods, pole and cross-arms installation;

(f) supervising all testing of the columns and advising on all other technical aspects relating to the efficient production of poles, including, but not limited to: material selection, processes optimizing surface finishing, jointing and tooling systems; and

(g) establishing a complete QA/QC Plan for the design, engineering, manufacturing and construction of utility poles.

3. *Intellectual Property Rights:*

(a) The parties agree that all Intellectual Property Rights arising as a result of and during the course of any projects undertaken between the parties under this Agreement, including the Pole Project, shall vest in RSI. "Intellectual Property Rights" means any and all (by whatever name or term known or designated) tangible and intangible right, title, interest, and benefit, including, without limitation, patents and the right make, use, sell, practice and offer for sale and import under patent law; copyrights and the right to publish, copy, adapt, distribute, transmit, display and perform under copyright law; trade secrets and the right to use and disclose under trade secret law; trademarks; and similar rights of any type under the laws of any governmental authority, or unfair competition law, domestic or foreign, whether now known or hereafter existing.

(b) To the extent that the ownership of any Intellectual Property Rights arising from this Agreement do not vest in RSI by operation of law, EPL hereby assigns and agrees to assign upon creation to RSI all right, title and interest in and to the Intellectual Property Rights and agrees to waive any "moral rights" as applicable, and agrees to have cause its employees, agents, contractors, developers or representatives to do the same.

(c) EPL agrees to assist RSI in obtaining and enforcing all Intellectual Property Rights arising under this Agreement in any and all countries including, but not limited to, the preparation of patent applications (including descriptions, diagrams and technical

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drawings explaining how the invention works; and the claims describing the scope of the legal monopoly claimed by the applicant); furthermore, EPL agrees to execute, verify and deliver any such documents (and obtain the execution of such documents from its employees, agents, contractors, developers or representatives as necessary) and perform other such acts as RSI may reasonably request for use in applying for, obtaining, perfecting, evidencing, sustaining and enforcing such Intellectual Property Rights and the assignment thereof.

4. *Pole Project Management and Staffing:*

   (a) The parties agree that, in order to fully understand the constraints of the winding process and how the prototype columns perform against predicted design values, EPL will second a minimum of two (2) full-time employees to RSI's facilities in Edmonton, Alberta, including:

   (i) *Dr. Nick Weatherby:* who shall be appointed as Project Lead to oversee day to day activities of the Pole Project at the RSI facility and elsewhere where required; and

   (ii) *Nigel Finney:* who shall be appointed as Project Support to assist Dr. Weatherby at the RSI facility and elsewhere where required.

   (b) Gerry Boyce will be appointed the Project Director responsible for ensuring that:

   (i) EPL meets its commitments under this Agreement;

   (ii) project objectives are met,

   (iii) staff are kept well informed of progress; and

   (iv) all necessary support, direction and management from the Project Director is provided.

   (c) EPL represents that its employees, contractors and agents shall conduct themselves using Good Operating Practices. "Good Operating Practices" means the standard of practice attained by exercising that degree of knowledge, skill, diligence, prudence and foresight which would reasonably and ordinarily be expected from a similarly skilled and experience engineer or developer engaged in the same type of project under the same or similar circumstances and to any reasonable industry standard.

   (d) RSI agrees that it will be responsible for paying all reasonable travel and subsistence costs incurred by seconded employees of EPL traveling to and in North America during the Pole Project. All flights and travel arrangements will be made by prior agreement with RSI, and all subsistence costs incurred while traveling will be at an agreed per diem rate.

   (e) EPL shall provide all office support, equipment, computers, software and technology necessary to perform its obligations hereunder.

5. ***Contract Price and Payment :***

    (a)   the contract price for the Pole Project shall be ninety six thousand pounds in English Sterling (£96,000.00) (the "Contract Price").

    (b)   RSI shall pay the Contract Price in six (6) equal monthly installments within thirty (30) days of receipt of an invoice from EPL.

    (c)   EPL shall include in each monthly invoice all approved travel and subsistence costs pursuant to Section 4(d). The Contract Price shall be inclusive of all taxes, including but not limited to, value added tax, goods and services tax and any applicable sales tax.

6. ***Vesting Milestone:*** For the purposes of the vesting of any stock options granted to Gerry Boyce or Dr. Nick Weatherby pursuant to the Pole Project, such options shall vest upon the date that the last of each of the events set out below have occurred (the "Vesting Milestone"):

    (a)   All obligations and undertakings of EPL under this Agreement have been completed to RSI's satisfaction as determined at its sole discretion acting reasonably;

    (b)   RSI has produced the first "full production" composite pole that:

        (i)   meets or exceeds the RSI approved Performance Criteria in all material respects; and

        (ii)   can be produced in commercially viable quantities meeting the Weight Criteria; and

    (c)   the first Canadian, U.S. and European patent applications have been filed by or on behalf of RSI, or any of its subsidiaries or affiliates, based on the Intellectual Property Rights developed pursuant to the Pole Project under this Agreement.

7. ***Right of First Refusal:*** EPL agrees to grant RSI the following:

    (a)   a right of first refusal to acquire an exclusive license (if available) to any comparative data of EPL that is not related to composite utility pole and light standard designs; and

    (b)   a right of first refusal to acquire:

        (i)   a controlling interest in the outstanding share capital of EPL on terms as least as favourable as those contained in any *bona fide* third party offer to acquire same, or

        (ii)   all or substantially all of the assets of EPL (including the EPL Data) on terms at least as favourable as contained in any *bona fide* third party offer to acquire same.

8. ***Non-Competition:*** It is understood and agreed that part of the consideration for RSI entering into this Agreement is that EPL, Gerry Boyce, Nick Weatherby and EPL employees agree that for five (5) years following the date of execution of this Agreement, they will not, either as individuals or

as a partner or joint venturer or otherwise in conjunction with any person, firm, association, company (excluding RSI), as principal, agent, consultant, director, officer, employee, investor (holding greater than 10% of said company's voting securities) or in any manner whatsoever, directly or indirectly, carry on, be engaged in, be interested in or be concerned with a business which is the same as or similar to the business of designing, engineering, manufacturing and/or selling composite utility poles and decorative light standards (collectively, the "Business") anywhere:

    (a)   within the world;

    (b)   within Canada, the United States and the countries comprising the European Economic Union;

    (c)   within Canada and the United States;

    (d)   within Canada;

    (e)   within Alberta; or

    (f)   within the geographic area in which the Business is currently carried on by RSI.

Each geographic area provided for above shall be severable, and if a court of competent jurisdiction determines such geographic area to be unreasonable then the court may uphold such lesser geographic area as the court in its discretion deems reasonable.

9.   *Confidentiality:* The parties hereby agree that they will not use, for any purpose, other than for purposes of fulfilling their obligations under this Agreement, any information or confidential data relating to any other party or its assets, prospects, properties or otherwise, discovered or acquired by them or their respective representatives or agents in connection with their duties under this Agreement, and agree that they will not, subject to applicable legal requirements, disclose, divulge or communicate, whether orally or in writing, any such information or a confidential data so discovered or acquired to any other person, firm or corporation except to each party's respective legal, accounting and financial advisors on a "need to know" basis in connection with their duties under this Agreement; provided that the foregoing shall not apply if such information or data at the time of disclosure, or thereafter becomes, generally available to, or known to the public (other than as a result of a breach of this provision) or was or is available to the recipient on a non-confidential basis from another source. In addition, notwithstanding anything contained herein, RSI shall be at liberty to disclose information received form EPL to the TSX Venture Exchange and to other regulators as may be reasonably required so as to facilitate the receipt of all stock exchange and regulatory approvals which may be necessary or desirable, provided that RSI shall provide EPL with copies of all information so disclosed.

10.   *Announcements:* EPL must obtain prior written approval from RSI before making or issuing any press releases relating to any of the contents of this Agreement.

11.   *Assignments:* EPL may not assign this Agreement without the prior written consent of RSI , such consent not to be unreasonably withheld.

12.   *Miscellaneous:*

(a)   Each party hereto agrees to bear its own costs and expenses in respect of the negotiation, preparation and implementation of this Agreement or as otherwise may be incurred in connection with the relationship between the parties including, without limitation, fees and disbursements of legal counsel, accountants and other advisors.

(b)   This Agreement constitutes the entire agreement between the parties hereto and cancels and supercedes all prior agreements and understandings between the parties with respect to the subject matter hereof.

(c)   Notwithstanding Section 12(b) above, where this Agreement references portions of the Proposal, that specific section of the Proposal shall be incorporated by reference into this Agreement so long as such incorporation does not result in a conflict with the terms contained herein. In the event of such conflict, the terms of this Agreement shall prevail.

(d)   This Agreement shall be governed by, and construed in accordance with, the laws of the Province of Alberta and applicable laws of Canada but the reference to such laws shall not, by conflict of laws, rules or otherwise, require the application of the law of any jurisdiction other than the Province of Alberta. Each party hereto irrevocably attorns to the jurisdiction of the Courts of Province of Alberta.

If the foregoing is acceptable, please execute the enclosed duplicate of this letter in the space below and return it to the undersigned. Your execution of this Agreement will confirm your intention to proceed on the basis of the terms herein, and that you accept and agree to be bound by those provisions of this Agreement.

Yours very truly,

RESIN SYSTEMS INC.

per: _____
        Greg Pendura
        President and Chief Executive Officer

ACKNOWLEDGED AND AGREED this _____ day of March, 2003.

EURO-PROJECT (LTTC) LTD.

per: _____
        •
        President and Chief Executive Officer

_____   _____
GERRY BOYCE   WITNESS as to the signature of Gerry Boyce

_____   _____
NICK WEATHERBY   WITNESS as to the signature of Nick Weatherby